

October 26, 2011

<u>By E-Mail</u>

Brent Olthoff
Senior Vice President and Chief Financial Officer
HF Financial Corp.
225 S. Main Avenue
P.O. Box 5000
Sioux Falls, SD 75117-5000

> **Re: HF Financial Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 17, 2011**
> **File No. 33-44383**

Dear Mr. Olthoff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14A</u>

<u>Solicitation of Proxies; Expenses, page 3</u>

1. Please disclose the total expenditures to date since you already know that information.

2. We note that proxies may be solicited by mail, personally, by telephone, by press release, by facsimile or by other means. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Proposal 1—Election of Directors, page 8

3. We note that you reserve the right to vote for unidentified substitute nominees. Please
    confirm for us that should you identify or nominate substitute nominees before the
    meeting, you will file an amended proxy statement that (1) identifies the substitute
    nominees, (2) discloses whether such nominees have consented to being named in the
    revised proxy statement and to serve if elected and (3) includes the disclosure required by
    Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proxy Contest, page 10

4. Please revise to include a background discussion of the contacts between the participants
    and the issuer during the time period leading up to the current solicitation. Please also
    describe how the Board or management responded to contacts made by the participants
    and the material details of any discussions or correspondence.

5. We note that you state: "[t[he Board of Directors, on the advice of counsel after
    consultation with the senior counsel at the Federal Reserve Board ("FRB"), has
    determined that PL Capital's proxy solicitation and other actions are in violation of
    federal banking law." Please revise to clarify that it is the board's belief or opinion that
    the PL Capital's proxy solicitation may be inconsistent with federal banking law. Please
    also revise the second and fourth paragraphs regarding your consultation with the FRB to
    remove any implication that the FRB has made any type of determination or that you are
    awaiting any final determination regarding PL Capital's proxy solicitation.

6. We note that you believe that PL Capital must discontinue its actions. Please revise to
    describe the consequences of the potential inconsistency with the federal banking laws to
    the election of PL Capital's nominees as directors. For example, if you believe that the
    inconsistency with federal banking law prevents PL Capital's nominees from serving as
    directors, please advise us of the basis under state law or under your governing
    documents.

Payments Upon Termination, page 46

7. Please note that the column for "Other" is for items not properly reportable under the
    other columns. Refer to Item 402(t)(2)(vii) and Item 402(a)(5) of Regulation S-K. We
    note that footnotes 3 and 4 refer to nonqualified deferred compensation enhancements.
    Please revise to include a column for nonqualified deferred compensation benefit
    enhancements. Refer to Item 402(t)(2)(iv) of Regulation S-K. In addition, we note that
    footnotes 6, 8, 11, 13, and 15 refer to perquisites and other personal benefits or property,
    and healthcare and welfare benefits. Please revise to include a column for perquisites and
    benefits. Refer to Item 402(t)(2)(v) of Regulation S-K.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions